Exhibit (a)(5)(B)

Expiration Date of Tender Offer for Houghton Mifflin Harcourt Extended to April 6, 2022

Extension Allows for Satisfaction of Inside Date Condition in Connection with Transaction

Financing as Outlined in Merger Agreement

NEW YORK, March 29, 2022 — Veritas Capital has announced that Harbor Purchaser Inc. (“Purchaser”), an affiliate of Veritas Capital, has extended the expiration time for its previously announced cash tender offer to purchase all of the issued and outstanding shares of common stock (the “Company Shares”) of Houghton Mifflin Harcourt Company (NASDAQ: HMHC) (“HMH”) at a price of $21.00 per share until one minute after 11:59 p.m. New York City time on Wednesday, April 6, 2022. The tender offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on April 1, 2022.

The tender offer was extended to allow for the satisfaction of the inside date condition, which, as previously disclosed, prevents acceptance for payment of all Company Shares tendered pursuant to the offer prior to April 7, 2022. The inside date condition was agreed to in the Merger Agreement to ensure that there was an adequate amount of time to market and document Purchaser’s debt financing. The tender offer is not, however, contingent on such financing.

Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of one minute after 11:59 p.m., New York City Time, on March 28, 2022, approximately 1,803,547 Company Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 0.6% of the outstanding Company Shares.

The tender offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by Purchaser and its affiliate, Harbor Holding Corp., with the United States Securities and Exchange Commission on March 7, 2022, as amended.

About Veritas Capital

Veritas is a longstanding technology investor with a focus on companies operating at the intersection of technology and government. The firm invests in companies that provide critical products, software, and services, primarily technology and technology-enabled solutions, to government and commercial customers worldwide. Veritas seeks to create value by strategically transforming the companies in which it invests through organic and inorganic means.

Leveraging technology to make a positive impact across vitally important areas, such as healthcare, education, and national security, is core to Veritas. We are proud stewards of national assets, improving the quality of healthcare while reducing cost, advancing our educational system, and protecting our nation and allies. For more information, visit www.veritascapital.com.

Contacts

For Veritas Capital

Media Inquiries:

Sard Verbinnen & Co

Jenny Gore / Julie Rudnick

VeritasCapital-SVC@SARDVERB.com

Investor Inquiries:

Okapi Partners LLC

Bruce Goldfarb / Jason Alexander

212-297-0720

info@okapipartners.com

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell Company Shares. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Company Shares in any jurisdictions in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Harbor Purchaser Inc. with the SEC on March 7, 2022, as amended or supplemented from time to time. In addition, on March 7, 2022, HMH filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. Holders of Shares are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of Company Shares should consider before making any decision regarding tendering their Company Shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

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